L'ORÉAL

L'OREAL
International Financial Information Departm[redacted]

6th November, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 29th October, 2003

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 135 212 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

	2003	2002
Tonnellerie	60 736	72 891
Parquet	3 697	5 662

54110

L'ORÉAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe.
(En millions d'euros.)

	2003	2002
Premier trimestre :		
Cosmétique	3 609,2	3 641,1
Dermatologie	70,8	80,9
Autres	3,6	3,6
Total premier trimestre	3 683,6	3 725,6
Deuxième trimestre :		
Cosmétique	3 381,7	3 568,7
Dermatologie	68,2	73,3
Autres	3,3	3,8
Total deuxième trimestre	3 453,2	3 645,8
Premier semestre :		
Cosmétique	6 990,9	7 209,8
Dermatologie	139,0	154,2
Autres	6,9	7,4
Total premier semestre	7 136,8	7 371,3
Troisième trimestre :		
Cosmétique	3 328,2	3 391,4
Dermatologie	72,7	70,1
Autres	6,3	3,6
Total troisième trimestre	3 407,2	3 465,2
9 mois :		
Cosmétique	10 319,1	10 601,2
Dermatologie	211,7	224,3
Autres	13,2	11,0
Total 9 mois	10 544,0	10 836,5

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin septembre 2003, en données publiées est de – 2,7 %.

Les effets monétaires ont eu un impact négatif de – 9,3 %.

Les effets nets de changement de structure ont été de 0,2 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de 6,5 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de – 2,7 % à données publiées et de 6,4 % à données comparables.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

54131

PECHINEY

Société anonyme au capital de 1 259 997 440,75 €.
Siège social : 7, place du Chancelier Adenauer, 75116 Paris.
562 095 166 R.C.S. Paris.

Chiffre d'affaires du troisième trimestre 2003.

Le chiffre d'affaires du groupe s'élève à 8 001 millions d'euros au troisième trimestre 2003 contre 9 231 millions d'euros en 2002.

La répartition du chiffre d'affaires par secteur est la suivante :

Millions d'euros, structure historique	2003	2002
Aluminium primaire	1 352	1 444
Premier trimestre	473	488
Deuxième trimestre	460	488
Troisième trimestre	419	468
Transformation aluminium	1 842	1 993
Premier trimestre	659	678
Deuxième trimestre	618	703
Troisième trimestre	565	612
Emballage	1 647	1 788
Premier trimestre	559	615
Deuxième trimestre	549	614
Troisième trimestre	539	559
Chiffre d'affaires industriel	4 841	5 225
Premier trimestre	1 691	1 781
Deuxième trimestre	1 627	1 805
Troisième trimestre	1 523	1 639
Commerce international	3 160	4 006
Premier trimestre	1 129	1 033
Deuxième trimestre	999	1 592
Troisième trimestre	1 032	1 381
Total	8 001	9 231
Premier trimestre	2 820	2 814
Deuxième trimestre	2 626	3 397
Troisième trimestre	2 555	3 020

54032

PECHINEY WORLD TRADE S.A.

(Capital détenu directement à 99,99 % par Péchiney.)

Société anonyme au capital de 87 230 610 €.
Siège social : 7, place du Chancelier-Adenauer, 75116 Paris.
542 063 151 R.C.S. Paris.

Les comptes annuels au 31 décembre 2002 approuvés par l'assemblée générale du 27 mai 2003 ont été publiés dans le journal d'annonces légales « Petites Affiches » du 22 octobre 2003.

54100

PINATTON FRANCE

Société anonyme au capital de 3 000 000 €.
Siège social : 12, boulevard de la Madeleine, 75009 Paris.
342 019 114 R.C.S. Paris.

Les comptes annuels arrêtés au 31 décembre 2002 et approuvés par l'assemblée générale ordinaire du 25 avril 2003 ont été publiés au « Journal Spécial des Sociétés » du 23 octobre 2003.

54137

COMPAGNIE PLASTIC OMNIUM

Société anonyme au capital de 9 356 256 €.
Siège social : 19, avenue Jules-Carteret, 69007 Lyon.
955 512 611 R.C.S. Lyon.

Chiffre d'affaires du troisième trimestre 2003.
(En millions d'euros.)

	2003		2002	
	Trimestre	Cumul	Trimestre	Cumul
Social :				
Premier trimestre	3,3	3,3	3,3	3,3
Deuxième trimestre	3,4	6,7	3,4	6,7
Troisième trimestre	3,0	9,7	3,2	9,9
Consolidé :				
Premier trimestre	405,5	405,5	409,0	409,0
Deuxième trimestre	451,6	857,1	443,1	852,1
Troisième trimestre	388,5	1 245,6	370,2	1 222,3

53849

QUALIFLOW

Société anonyme au capital de 461 600 €.
Siège social : 350, rue Alfred-Nobel, 34935 Montpellier Cedex 9.
413 274 440 R.C.S. Montpellier.

Chiffre d'affaires consolidé (hors taxes).
(En euros.)

	2003	2002	Variation (en %)
Premier trimestre	707 136	1 588 427	– 55,5 %
Deuxième trimestre	1 068 584	907 742	17,7 %
Troisième trimestre	630 094	711 151	– 11,4 %
Total	2 405 814	3 207 320	– 25,0 %

Pre-tax consolidated sales of the L'OREAL group for the first nine months - 30/09/03
(B.A.L.O., 01/11/03)

en M€

	2003	2002
1st QUARTER		
Cosmetics	3,609.2	3,641.1
Dermatology	70.8	80.9
Other	3.6	3.6
TOTAL 1st QUARTER	**3,683.6**	**3,725.6**
2nd QUARTER		
Cosmetics	3,381.7	3,568.7
Dermatology	68.2	73.3
Other	3.3	3.8
TOTAL 2nd QUARTER	**3,453.2**	**3,645.8**
1st SEMESTER		
Cosmetics	6,990.9	7,209.8
Dermatology	139.0	154.2
Other	6.9	7.4
TOTAL 1st SEMESTER	**7,136.8**	**7,371.3**
3rd QUARTER		
Cosmetics	3,328.2	3,391.4
Dermatology	72.7	70.1
Other	6.3	3.6
TOTAL 3rd QUARTER	**3,407.2**	**3,465.2**
9 MONTHS		
Cosmetics	10,319.1	10,601.2
Dermatology	211.7	224.3
Other	13.2	11.0
TOTAL 9 MONTHS	**10,544.0**	**10,836.5**

1) On the 30th September 2003, L'OREAL's first 9 months sales growth is -2.7% on consolidated figures.
The effect of currency fluctuation was negative at -9.3%. The change in the scope of consolidation was 0.2%.
On a comparable basis, that is to say with an identical structureand exchange rates, the L'OREAL Group's sales increased by 6.5%.
2) "Cosmetics" sales decreased by -2.7% on consolidated figures and rose by 6.4% on comparable basis.
3) The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.
The figures of the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.